Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Webster Financial Corporation
Commission File No.: 333-294235

Dear team –

As you heard from John, Luis, and me in our town hall two weeks ago, we are committed to sharing information with you around our progress toward integration. You will hear from us more frequently as we move forward, and this update is an important step in that effort.

Today’s announcement covers a number of developments as we accelerate preparation for the exciting combination of our two U.S. franchises:

1.	An overview of our integration governance and leaders of the Integration Management Office.

2.	Our latest thinking on how we will align our businesses to Santander’s global structure.

3.	Santander executive changes in Retail & Commercial banking.

4.	Our joint leadership structure for all business lines post-closing to help guide us through the next phase. Leadership appointments for support functions will be shared once decisions are finalized in the coming weeks.

1. Integration Preparation and Key Leaders

We have established a dedicated Joint Integration Steering Committee (JIS), co-chaired by myself and John Ciulla and with representation from both Santander and Webster. This Steering Committee is charged with overseeing integration planning and ensuring strong coordination in preparation for Legal Day 1.

The Joint Integration Steering Committee is supported by an Integration Management Office which is co-led by Pablo del Campo, Santander’s Chief Strategy Officer, reporting to me, and by Peter Kapp, Webster’s Chief Strategy Officer, reporting to Luis Massiani.

The Steering Committee has been meeting regularly and is fully focused on preparing to close the acquisition on our announced timeline in the second half of 2026. While regulatory approvals and closing remain ahead of us, a significant amount of foundational work is already underway to ensure we are well positioned to move quickly and effectively once the transaction is complete.

Until that time, Santander and Webster continue to operate as separate, independent entities. While integration planning is both permitted and necessary, integration execution will begin only after all required shareholder and regulatory approvals have been obtained and the transaction has formally closed.

2. Alignment to Our Global Business Structure

Santander Group operates through five global businesses: Retail & Commercial Banking, Openbank (formerly Digital Consumer Bank), Corporate & Investment

Banking, Wealth Management & Insurance, and Payments.

As we move toward integration, we will update the alignment of our combined U.S. businesses to this global structure. This will position us to capture the full strategic value of the combination, while maintaining clarity and consistency in how we operate and serve our customers.

Specifically, following close, our Global Business alignment in the U.S. will be as follows:

•	Retail & Commercial Banking: Will include our combined branch-based retail banking and commercial banking businesses, creating a more unified and scaled platform to serve clients across the U.S. This segment will also include Webster’s Healthcare Financial Services business, bringing all of Webster’s core businesses into this global segment.

•	Openbank (formerly DCB): Will continue to include our Mobility Finance (Auto) business and our Digital Banking business, reinforcing our focus on scalable, digital-first capabilities and innovation.

•	Corporate & Investment Banking: No changes to current structure.

•	Wealth Management & Insurance: No changes to current structure.

3. Santander Executive Changes in Retail & Commercial Banking

Commercial Business

After 46 years of dedicated service, Mike Lee has made the decision to retire.

Mike’s career with Santander has been truly exceptional. Spanning nearly five decades, he has demonstrated unwavering commitment to our clients, our colleagues, and the long-term success of the franchise. His leadership has been instrumental in shaping the Commercial Bank we have today, and his impact will be felt for years to come. Among his many accomplishments, Mike successfully unified our Commercial and Industrial (C&I), Commercial Real Estate (CRE), and vehicle finance businesses into a single, integrated Commercial Bank. His leadership of our highly successful joint venture with the FDIC since 2023 has been a capstone to his remarkable tenure.

Mike has invested deeply in developing talent and strengthening our culture, and he leaves behind a notable legacy of both performance and people. We are profoundly grateful for Mike’s dedication, his leadership, and his service to Santander.

Mike’s day-to-day management responsibilities will end on June 30, and he will continue to represent Santander across a range of impactful trade associations through the end of 2026 as we benefit from his experience and relationships while transitioning appropriately to new leadership.

Effective July 1 and until the transaction closes, Diego Gonzalez (Santander US Chief Operating Officer of Real Estate Investment Management and current Integration Lead for Commercial Banking) and Juan Redondo (Global Head of Strategy & Finance for the Commercial Bank) will assume interim responsibility for overseeing the Commercial business. In this capacity, they will lead the business and prepare it for integration with Webster. They will report to the Santander Integration Management Office (IMO) on an interim basis until closing.  Mike's current direct reports will report to Diego and Juan on an interim basis from July 1 until closing of the transaction.

Retail Business

Given our immediate focus on integrating the branch-based retail network, Swati Bhatia has decided to leave Santander. We are grateful that she will remain with us through June 30 to support a smooth transition.

During her tenure, Swati has made a significant and lasting impact on our U.S. platform. Most notably, she led the launch and rapid scaling of Openbank in the

U.S., delivering record-breaking deposit growth and building one of the fastest-growing digital banking platforms in the country. Under her leadership, Openbank attracted over $6 billion in deposits in its first year, including through a one-of-a-kind partnership with Verizon, which Swati architected. She also put our branch network on a much more operationally sound footing, and reinvigorated growth and profitability in our retail bank, which will serve us well as we merge our operations.

Beyond the results, Swati brought energy, ambition, and a clear sense of purpose to the organization. She challenged teams to think differently, pushed boundaries, and helped establish a strong foundation for the future of our digital business. We are grateful for her many contributions and wish her continued success in her next chapter.

4.Our Joint Business Leadership

The end result of the changes we are articulating today allows us to anchor our new leadership across our business lines once all regulatory and shareholder approvals are received and the transaction is completed. I am pleased to announce the following key appointments that will be effective upon the closing (other than Jason and Drew whose appointments will be effective immediately):

Note: The appointments above are conditional on completion of all necessary approvals.

These business leadership announcements mark an important and energizing step forward in our journey.

As noted above, leadership appointments for support functions will be shared once decisions are finalized in the coming weeks.

There is still much work ahead, but we are moving forward with clarity, momentum, and a shared sense of purpose. The combination of Santander and Webster represents a unique opportunity to build a stronger, more competitive franchise in the U.S., and we are already laying the groundwork to realize that potential.

Thank you for your continued dedication and for everything you are doing to help position us for success.

Regards,
Christiana

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law.  These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the

“Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law.  These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm.  To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual

Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.